# MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this report.

## The Company

Eiger Technology, Inc. is a management company with four operating subsidiaries; Onlinetel Corp., K-Tronik International Corp., Eiger Net, Inc., and Newlook Industries Corp. Eiger's head office is located in Toronto, Ontario and has six employees.

Onlinetel is Canada's leading provider of Voice over Internet Protocol, or VoIP, telephony services. Using its proprietary national VoIP network, Onlinetel can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over data networks such as the Internet. Onlinetel currently derives its revenue from flat rate long distance calling plans, 10-10 casual calling long distance services, carrier origination and termination services, and from advertisers on its free calling network. Onlinetel is based in Kitchener, Ontario and has 12 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. K-Tronik is based in New Jersey and has 18 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of CDMA and GSM wireless phones, and multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

Newlook, through its wholly owned subsidiary ADH Custom Metal Fabricators Inc., is a fully integrated custom sheet metal manufacturer that specializes in custom enclosures and cabinets. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH is located in Stratford, Ontario and has 15 employees.

## Results of Operations

Revenues for the three months ending March 31, 2003 increased 36% to $7,295,000 from $5,365,000 during the same period last year, due largely to growth at Onlinetel. Net loss for the quarter was $445,000 or $0.01 per diluted share, compared to a loss of $1,581,000 or $0.04 per diluted share during the same quarter last year.

Revenue from ongoing operations were as follows:

| ($'000's) FYE-Sept. | Q2/03 | Q2/02 | Increase (Decrease) |
|---|---|---|---|
| Onlinetel | 1,243 | 374 | +233% |
| Eiger Net | 3,037 | 2,231 | +36% |
| K-Tronik | 2,758 | 2,441 | +13% |
| Newlook | 257 | 319 | -19% |
| Total | 7,295 | 5,365 | +36% |

Onlinetel continued its robust growth with revenues of $1,243,000 for the quarter, up 233% from $374,000 in the comparable quarter last year and up 24% from $1,001,000 for the quarter ending December 31, 2002. Furthermore, Onlinetel has achieved a key milestone as EBITDA (earnings before interest, taxes, depreciation and amortization) improved to nil in the quarter, from a loss of $190,000 in the prior year.

In addition, K-Tronik posted a strong contribution in the quarter as it moves toward the public listing of its shares on the NASDAQ Stock Market, anticipated in the near term, subject to regulatory approvals. K-Tronik's revenues in the quarter increased to $2,758,000, up 13% from $2,441,000 in the prior year and up 45% from $1,902,000 in the previous quarter. EBITDA for K-Tronik improved to positive $68,000 in the quarter, from negative $310,000 in the same quarter last year.

Eiger Net revenues increased in the quarter due to manufacturing contracts announced on September 18, 2002. Newlook sales decreased due to the reduction in outsourcing required by its primary customers in Southwestern Ontario.

Expenses decreased approximately 25% for the quarter ended March 31, 2003 to $2,026,000 from $2,704,000 for the same period last year. Selling, General and Administrative Expenses ("SG&A") decreased by 30% in fiscal Q2/03 to $1,665,000 from $2,394,000 for the prior year quarter. SG&A consisted primarily of salaries and benefits, and the operating costs associated with sales.

Amortization of capital assets, goodwill and other assets increased to $217,000 in the quarter ended March 31, 2003 from $178,000 in the same period last year mainly due to the relatively larger capital asset base existing during fiscal Q2/03. Interest on long-term debt, other interest and bank charges increased marginally to $144,000 in fiscal Q2/03 from $132,000 in the prior year quarter.

**Liquidity and Capital Reserves**

Cash equivalents and working capital at March 31, 2003 were $1,198,000 and $1,690,000, down from $1,602,000 and $1,847,000, respectively at December 31, 2002. The increase in the Company's accounts receivable and accounts payable to $6,057,000 and $9,090,000 at March 31, 2003 from $4,226,000 and $8,057,000 at December 31, 2002, respectively is primarily due to the increased volume of business at K-Tronik and Eiger Net during the quarter.

**Financial Risk and Foreign Exchange**

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia's South Korean won exposure offset by Korean won based revenue.

# EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the six months ended March 31, 2003

*Monteith, Monteith & Co.*

*Chartered Accountants*

208 Ontario Street
Stratford, Ontario N5A 3H4
Telephone: (519) 271-6550 Fax: (519) 271-4796
E-mail: administrator@monteith.on.ca

May 20, 2003

To: The Audit Committee of Eiger Technology, Inc.

Dear Sirs/Mesdames:

In accordance with our engagement letter dated May 14, 2003, we have reviewed the consolidated balance sheets of Eiger Technology, Inc.. as at March 31, 2003 and September 30, 2002, and the consolidated statements of operations and retained earnings, and cash flows for the six month periods ended March 31, 2003 and March 31, 2002. These consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the audit committee of Eiger Technology, Inc.. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Sincerely,

Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

| | March 31 2003 | September 30 2002 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| Current | | |
| Cash and Marketable Securities | 1,198,000 | 3,635,000 |
| Accounts Receivable | 6,057,000 | 5,004,000 |
| Inventories | 4,511,000 | 4,493,000 |
| Prepaid Expenses | 669,000 | 378,000 |
| | 12,435,000 | 13,510,000 |
| Capital | 6,160,000 | 4,867,000 |
| Long-term Investments | 1,641,000 | 1,650,000 |
| Goodwill | 2,968,000 | 3,013,000 |
| Future Income Tax Benefit | 136,000 | -- |
| Other | 963,000 | 718,000 |
| | 24,303,000 | 23,758,000 |
| **Liabilities and Shareholders' Equity** | | |
| Current | | |
| Bank Indebtedness | 1,510,000 | 4,028,000 |
| Accounts Payable and Accrued Liabilities | 9,090,000 | 4,395,000 |
| Current Portion of Long-term Debt | 145,000 | 145,000 |
| | 10,745,000 | 8,568,000 |
| Long-term Debt | 795,000 | 940,000 |
| Non-Controlling Interest | (2,180,000) | (1,873,000) |
| Shareholders' Equity | | |
| Share Capital | 42,522,000 | 42,235,000 |
| Contributed Surplus | 217,000 | 217,000 |
| Retained Earnings (Deficit) | (27,796,000) | (26,329,000) |
| | 14,943,000 | 16,123,000 |
| | 24,303,000 | 23,758,000 |

On Behalf of the Board:

"Gerry Racicot" Director
*Gerry Racicot*

"Keith Attoe" Director
*Keith Attoe*

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

| For the six months ended March 31 | 2003 (Current Quarter) $ | 2003 (Year-to-Date) $ | 2002 (Current Quarter) $ | 2002 (Year-to-Date) $ |
|---|---|---|---|---|
| Sales | 7,295,000 | 13,071,000 | 5,365,000 | 10,163,000 |
| Cost of Sales | 6,171,000 | 11,043,000 | 4,863,000 | 8,755,000 |
| Gross Margin | 1,124,000 | 2,028,000 | 502,000 | 1,408,000 |
| Expenses | | | | |
| Selling, General and Administrative | 1,665,000 | 3,582,000 | 2,394,000 | 4,555,000 |
| Amortization of Capital Assets | 177,000 | 306,000 | 86,000 | 231,000 |
| Amortization of Goodwill and Other Assets | 40,000 | 77,000 | 92,000 | 149,000 |
| Interest on Long-term Debt | 17,000 | 35,000 | 8,000 | 19,000 |
| Other Interest and Bank Charges | 127,000 | 219,000 | 124,000 | 237,000 |
| | 2,026,000 | 4,219,000 | 2,704,000 | 5,191,000 |
| Income (Loss) from Operations | (902,000) | (2,191,000) | (2,202,000) | (3,783,000) |
| Other Income | 141,000 | 143,000 | 91,000 | 163,000 |
| Income before Taxes | (761,000) | (2,048,000) | (2,111,000) | (3,620,000) |
| Provision for Income Taxes - Future | (136,000) | (136,000) | -- | -- |
| Income before Non-controlling Interest | (625,000) | (1,912,000) | (2,111,000) | (3,620,000) |
| Non-controlling Interest | (180,000) | (445,000) | (530,000) | (1,255,000) |
| Net Income (Loss) for the Period | (445,000) | (1,467,000) | (1,581,000) | (2,365,000) |
| Retained Earnings (Deficit), Beginning of Period | (27,351,000) | (26,329,000) | (21,875,000) | (21,091,000) |
| Retained Earnings (Deficit), End of Period | (27,796,000) | (27,796,000) | (23,456,000) | (23,456,000) |
| Earnings Per Share: | | | | |
| Basic | (0.01) | (0.04) | (0.04) | (0.06) |
| Diluted | (0.01) | (0.04) | (0.04) | (0.06) |

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

| For the six months ended March 31 | 2003 (Current Quarter) $ | 2003 (Year-to-Date) $ | 2002 (Current Quarter) $ | 2002 (Year-to-Date) $ |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net Income (Loss) for the Period | (445,000) | (1,467,000) | (1,581,000) | (2,365,000) |
| Items not Involving Cash | | | | |
| Provision for Income Taxes - Future | (136,000) | (136,000) | -- | -- |
| Amortization | 217,000 | 383,000 | 178,000 | 380,000 |
| | (364,000) | (1,220,000) | (1,403,000) | (1,985,000) |
| Changes in Non-cash Operating Accounts | | | | |
| Accounts Receivable | (1,831,000) | (1,053,000) | 1,653,000 | 4,116,000 |
| Inventories | 322,000 | (18,000) | 672,000 | 1,325,000 |
| Prepaid Expenses | 219,000 | (291,000) | 531,000 | 594,000 |
| Accounts Payable | 1,033,000 | 4,695,000 | (1,722,000) | (2,435,000) |
| Non-controlling Interest | (180,000) | (445,000) | (412,000) | (1,137,000) |
| | (801,000) | 1,668,000 | (681,000) | 478,000 |
| Investment Activities | | | | |
| Sale (Purchase) of Capital Assets | 107,000 | (1,599,000) | 62,000 | (234,000) |
| Long-term Investments | 9,000 | 9,000 | 115,000 | 101,000 |
| Goodwill and Other Assets | 36,000 | (277,000) | (153,000) | 291,000 |
| | 152,000 | (1,867,000) | 24,000 | 158,000 |
| Financing Activities | | | | |
| Operating Line of Credit | 10,000 | (2,518,000) | 1,487,000 | 1,614,000 |
| Long-term Debt | (30,000) | (145,000) | (53,000) | 1,000 |
| Non-controlling Interest | -- | 138,000 | -- | -- |
| Common Shares Issued | 265,000 | 287,000 | 103,000 | 118,000 |
| | 245,000 | (2,238,000) | 1,537,000 | 1,733,000 |
| Net Cash Flows for the Period | (404,000) | (2,437,000) | 880,000 | 2,369,000 |
| Cash and Cash Equivalents, Beginning of Period | 1,602,000 | 3,635,000 | 7,482,000 | 5,993,000 |
| Cash and Cash Equivalents, End of Period | 1,198,000 | 1,198,000 | 8,362,000 | 8,362,000 |
| Cash and Cash Equivalents Represented By: | | | | |
| Cash and Marketable Securities | 1,198,000 | 1,198,000 | 8,362,000 | 8,362,000 |

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003

## Significant Accounting Policies:

Except that the Comapny now measures stock-based compensation using the fair value method, these interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2002. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2002.

The effect of the change in accounting policy from the intrinsic value method to the fair value method of measuring stock-based compensation has not been determined.

## Capital Assets:

| | $ |
|---|---|
| Balance per September 30, 2002 financial statements | 4,867,000 |
| Telephone sub-assembly equipment - EigerNet, Inc. plant in South Korea | 1,594,000 |
| Other additions and disposals | 5,000 |
| Amortization provided for six months | (306,000) |
| Balance - March 31, 2003 | 6,160,000 |

## Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

SFAS 123 recommends that the fair value method be used to measure stock-based compensation, although APB Opinion 25 permits the use of the intrinsic method. While the intrinsic method was generally used in Canada, the fair value method is now required.

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003

Reconciliation to U.S. GAAP - continued:

| Reconciliations: | Year to Date March 31 2003 | Year to Date March 31 2002 |
|---|---|---|
| | $ | $ |
| **Net Income** | | |
| - per Cdn. GAAP | (1,467,000) | (2,365,000) |
| - expense current product development costs | -- | -- |
| - add back amortization of deferred costs | -- | 34,000 |
| - adjustments to non-controlling interest and future taxes | -- | (12,000) |
| - foreign currency translation adjustment | (38,000) | 564,000 |
| - per U.S. GAAP | (1,505,000) | (1,779,000) |
| Comprehensive item - foreign currency translation | 38,000 | (564,000) |
| **Comprehensive Income** | (1,467,000) | (2,343,000) |
| **Accumulated Other Comprehensive Items** | | |
| - per Cdn. GAAP | -- | -- |
| - cumulative foreign currency translation adjustments | (629,000) | (800,000) |
| - per U.S. GAAP | (629,000) | (800,000) |
| **Retained Earnings (Deficit)** | | |
| - End of Period per Cdn. GAAP | (27,796,000) | (23,456,000) |
| - expense deferred product development costs net of portion relating to non-controlling interest | -- | (264,000) |
| - foreign currency translation adjustments | 629,000 | 800,000 |
| - future income tax savings related to above | -- | 88,000 |
| - End of Period per U.S. GAAP | (27,167,000) | (22,832,000) |
| **Total Assets** | | |
| - per Cdn. GAAP | 24,303,000 | 26,517,000 |
| - expense deferred product development costs | -- | (264,000) |
| - increase in future income tax assets | -- | 88,000 |
| - per U.S. GAAP | 24,303,000 | 26,341,000 |

Segmented Information:

Segmented information is presented on the following two pages. The segment previously referred to as "ADH" is now known as "Newlook".

**_EIGER TECHNOLOGY, INC._**
SEGMENTED INFORMATION
March 31, 2003

| | Newlook | | K-Tronik | | Onlinetel | | Eiger | | All Others | | Reconciling Items | | Totals per Financial Statements | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Sales: | | | | | | | | | | | | | | |
| External | 257,000 | 552,000 | 2,758,000 | 4,660,000 | 1,243,000 | 2,244,000 | 3,037,000 | 5,615,000 | -- | -- | -- | -- | 7,295,000 | 13,071,000 |
| Intersegment | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| | 257,000 | 552,000 | 2,758,000 | 4,660,000 | 1,243,000 | 2,244,000 | 3,037,000 | 5,615,000 | -- | -- | -- | -- | 7,295,000 | 13,071,000 |
| Cost of Sales | (168,000) | (377,000) | (1,994,000) | (3,436,000) | (1,007,000) | (1,807,000) | (3,002,000) | (5,423,000) | -- | -- | -- | -- | (6,171,000) | (11,043,000) |
| Other Income (Expenses) | (231,000) | (442,000) | (919,000) | (1,857,000) | (316,000) | (684,000) | (186,000) | (580,000) | (233,000) | (513,000) | -- | -- | (1,885,000) | (4,076,000) |
| | (142,000) | (267,000) | (155,000) | (633,000) | (80,000) | (247,000) | (151,000) | (388,000) | (233,000) | (513,000) | -- | -- | (761,000) | (2,048,000) |
| Future Income Taxes | | | | | 35,000 | 35,000 | | | 101,000 | 101,000 | | | 136,000 | 136,000 |
| Non-controlling Interest | 32,000 | 57,000 | 26,000 | 168,000 | -- | -- | 122,000 | 220,000 | -- | -- | -- | -- | 180,000 | 445,000 |
| Net Income (Loss) | (110,000) | (210,000) | (129,000) | (465,000) | (45,000) | (212,000) | (29,000) | (168,000) | (132,000) | (412,000) | -- | -- | (445,000) | (1,467,000) |

| | Newlook | | K-Tronik | | Onlinetel | | Eiger | | All Others | | Reconciling Items | | Totals per Financial Statements | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 | Mar. 31 2003 | Sept. 30 2002 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Current Assets: | | | | | | | | | | | | | | |
| Cash | 71,000 | 232,000 | 74,000 | 442,000 | (140,000) | 77,000 | 630,000 | 1,679,000 | 563,000 | 1,205,000 | -- | -- | 1,198,000 | 3,635,000 |
| Accounts Receivable | 224,000 | 305,000 | 2,428,000 | 2,200,000 | 690,000 | 567,000 | 2,442,000 | 1,791,000 | 213,000 | 212,000 | 60,000 | (71,000) | 6,057,000 | 5,004,000 |
| Inventory | 620,000 | 704,000 | 1,784,000 | 2,526,000 | -- | -- | 2,107,000 | 1,263,000 | -- | -- | -- | -- | 4,511,000 | 4,493,000 |
| Prepaid Expenses | 3,000 | 9,000 | 209,000 | 238,000 | 15,000 | 14,000 | 418,000 | 78,000 | 24,000 | 39,000 | -- | -- | 669,000 | 378,000 |
| | 918,000 | 1,250,000 | 4,495,000 | 5,406,000 | 565,000 | 658,000 | 5,597,000 | 4,811,000 | 800,000 | 1,456,000 | -- | -- | 12,435,000 | 13,510,000 |
| Capital Assets | 1,579,000 | 1,650,000 | 605,000 | 490,000 | 1,186,000 | 1,219,000 | 2,675,000 | 1,401,000 | 115,000 | 107,000 | -- | -- | 6,160,000 | 4,867,000 |
| Long-term Investments | -- | -- | -- | -- | 8,000 | -- | 1,633,000 | 1,527,000 | -- | 123,000 | -- | -- | 1,641,000 | 1,650,000 |
| Future Income Tax Benefit | -- | -- | -- | -- | 35,000 | -- | -- | -- | 101,000 | -- | -- | -- | 136,000 | -- |
| Goodwill and Other | 671,000 | 673,000 | 1,094,000 | 1,116,000 | 1,360,000 | 1,360,000 | 797,000 | 555,000 | 9,000 | 27,000 | -- | -- | 3,931,000 | 3,731,000 |
| Total Assets | 3,168,000 | 3,573,000 | 6,194,000 | 7,012,000 | 3,154,000 | 3,237,000 | 10,702,000 | 8,294,000 | 1,025,000 | 1,713,000 | -- | -- | 24,303,000 | 23,758,000 |

***EIGER TECHNOLOGY, INC.***
SEGMENTED INFORMATION
March 31, 2002

| | Newlook | | K-Tronik | | Onlinetel | | Eiger | | All Others | | Reconciling Items | | Totals per Financial Statements | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date | Current Quarter | Year to Date |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Sales: | | | | | | | | | | | | | | |
| External | 319,000 | 685,000 | 2,441,000 | 4,721,000 | 374,000 | 744,000 | 2,231,000 | 4,013,000 | -- | -- | -- | -- | 5,365,000 | 10,163,000 |
| Intersegment | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| | 319,000 | 685,000 | 2,441,000 | 4,721,000 | 374,000 | 744,000 | 2,231,000 | 4,013,000 | -- | -- | -- | -- | 5,365,000 | 10,163,000 |
| Cost of Sales | (263,000) | (553,000) | (2,072,000) | (3,582,000) | (321,000) | (598,000) | (2,207,000) | (4,022,000) | -- | -- | -- | -- | (4,863,000) | (8,755,000) |
| Other Expenses | (109,000) | (222,000) | (933,000) | (1,827,000) | (291,000) | (559,000) | (986,000) | (1,827,000) | (294,000) | (593,000) | -- | -- | (2,613,000) | (5,028,000) |
| | (53,000) | (90,000) | (564,000) | (688,000) | (238,000) | (413,000) | (962,000) | (1,836,000) | (294,000) | (593,000) | -- | -- | (2,111,000) | (3,620,000) |
| Non-controlling Interest | -- | -- | 121,000 | 133,000 | -- | -- | 409,000 | 1,122,000 | -- | -- | -- | -- | 530,000 | 1,255,000 |
| Net Income (Loss) | (53,000) | (90,000) | (443,000) | (555,000) | (238,000) | (413,000) | (553,000) | (714,000) | (294,000) | (593,000) | -- | -- | (1,581,000) | (2,365,000) |

| | Newlook | | K-Tronik | | Onlinetel | | Eiger | | All Others | | Reconciling Items | | Totals per Financial Statements | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 | Mar. 31 2002 | Sept. 30 2001 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Current Assets: | | | | | | | | | | | | | | |
| Cash | 306,000 | 312,000 | 162,000 | 147,000 | 270,000 | 208,000 | 4,995,000 | 1,461,000 | 2,629,000 | 3,865,000 | -- | -- | 8,362,000 | 5,993,000 |
| Accounts Receivable | 221,000 | 344,000 | 2,003,000 | 2,102,000 | 177,000 | 173,000 | 2,096,000 | 6,098,000 | 146,000 | 42,000 | -- | -- | 4,643,000 | 8,759,000 |
| Inventory | 822,000 | 875,000 | 3,326,000 | 3,650,000 | -- | -- | 1,072,000 | 2,020,000 | -- | -- | -- | -- | 5,220,000 | 6,545,000 |
| Prepaid Expenses | -- | 3,000 | 161,000 | 243,000 | 2,000 | 4,000 | -- | 442,000 | 12,000 | 77,000 | -- | -- | 175,000 | 769,000 |
| | 1,349,000 | 1,534,000 | 5,652,000 | 6,142,000 | 449,000 | 385,000 | 8,163,000 | 10,021,000 | 2,787,000 | 3,984,000 | -- | -- | 18,400,000 | 22,066,000 |
| Capital Assets | 1,676,000 | 1,721,000 | 512,000 | 660,000 | 742,000 | 724,000 | 1,504,000 | 1,320,000 | 110,000 | 116,000 | -- | -- | 4,544,000 | 4,541,000 |
| Long-term Investments | -- | -- | -- | -- | 7,000 | -- | 134,000 | 80,000 | 162,000 | 324,000 | -- | -- | 303,000 | 404,000 |
| Goodwill and Other | 230,000 | 379,000 | 1,147,000 | 1,182,000 | 1,360,000 | 1,314,000 | 497,000 | 789,000 | 36,000 | 46,000 | -- | -- | 3,270,000 | 3,710,000 |
| Total Assets | 3,255,000 | 3,634,000 | 7,311,000 | 7,984,000 | 2,558,000 | 2,423,000 | 10,298,000 | 12,210,000 | 3,095,000 | 4,470,000 | -- | -- | 26,517,000 | 30,721,000 |